FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of March, 2004


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: March 2, 2004

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            2 March, 2004 - Director Shareholding

Exhibit 99





Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:

UNILEVER PLC

2 Name of director:

Mr N W A FITZGERALD

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:

DIRECTOR

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Mr N W A FITZGERALD

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):

NO

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

EXERCISE OF EXECUTIVE SHARE OPTIONS AND SALE

7 Number of shares/amount of stock acquired:

i)     42,300

ii)     120,000

iii)     80,000

Total 242,300



8 Percentage of issued class:

NEG

9 Number of shares/amount of stock disposed:

i)     42,300

ii)     120,000

iii)     80,000

Total 242,300

10 Percentage of issued class:

NEG

11 Class of security:

ORDINARY 1.4P SHARES

12 Price per share:

Exercise price

i)     308.25p

ii)     406.625p

iii)     347.25p

Sale price

565.1157p



13 Date of transaction:

1 March 2004

14 Date company informed:

1 March 2004

15 Total holding following this notification:

435,984

16 Total percentage holding of issued class following this notification:

0.015%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:

N/A

18 Period during which or date on which exercisable:

N/A

19 Total amount paid (if any) for grant of the option:

N/A

20 Description of shares or debentures involved: class, number:

N/A

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22 Total number of shares or debentures over which options held following this notification:

N/A

23 Contact name for queries:

JOANNE MCDONALD

24 Contact telephone number:

020 7822 5860

25 Name of company official responsible for making notification:

ALISON DILLON

DEPUTY SECRETARY

26 Date of Notification

2 MARCH 2004